Colonial Properties Trust
2101 Sixth Avenue North, Suite 750
Birmingham, Alabama 35202
April 8, 2009
VIA FACSIMILE AND EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tom Kluck Erin Martin

Re:	Colonial Properties Trust Registration Statement on Form S-3 Filed March 12, 2009 File No. 333-157884
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Colonial Properties Trust (the “Company”) hereby requests that the Commission accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of April 10, 2009 at 5:00 p.m., Washington, D.C. time, or as soon thereafter as practicable. The Company also requests the Commission to confirm such effective date and time in writing.
     The Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Colonial Properties Trust
By:	/s/ C. Reynolds Thompson, III
C. Reynolds Thompson, III
President and Chief Financial Officer